Exhibit 97.1

Compensation Policy
(last amended on April 19, 2025)

Compensation Policy of the Bank

Part A- Compensation Policy for wholetime Directors & employees pursuant to RBI guidelines dated November 4, 2019 on Compensation of Whole Time Directors (WTD) / Chief Executive Officers (CEO)/ Material Risk Takers (MRT) and Control function staff.

Background

i.	The Reserve Bank of India (RBI) has issued guidelines on “Compensation of Whole Time Directors/ Chief Executive Officers/ Material Risk takers and Control function staff.” on November 4, 2019 as amended from time to time. The Bank’s compensation practices and the compensation policy is as per the extant RBI guidelines.

ii.	This policy complies with the requirements of Section 10D of the U.S. Securities Exchange Act and Section 303A.14 of the New York Stock Exchange (“NYSE”) Listed Company Manual (“U.S. Securities Regulations”) which is effective from October 2023 for variable pay granted for Financial Year 2024 onwards.

This policy is applicable on and from April 1, 2020 and for such period/s as specified in the Policy from time to time.

Compensation Policy

The Bank has historically followed prudent compensation practices under the guidance of the Board of Directors and the Board Governance Remuneration & Nomination Committee (the BGRNC or the Committee). The Bank’s approach to compensation is intended to drive meritocracy within the framework of prudent risk management. Compensation is linked to corporate performance and individual performance. The current variable pay scheme is designed to reward employees based on holistic assessment of performance and does not constitute profit sharing.

The principles for sound compensation practices will continue to be practised by the Bank.

These principles are:

1. Effective governance of compensation

2. Effective alignment of compensation with prudent risk taking

3. Effective supervisory oversight and engagement by stakeholders

1.	Effective Governance of Compensation

1.1.	The BGRNC has the oversight over framing, review and implementation of the Bank’s compensation policy on behalf of the Board.

1.2.	The BGRNC will be composed of such non-executive Directors as may be prescribed under the applicable statutory/regulatory provisions from time to time.

1.3.	The executive management will present annually the financial and strategic plans for the Bank to the Board of Directors. The financial plan/ targets will be formulated in conjunction with a risk framework with limit structures for various areas of risk/lines of business, within which the Bank should operate to achieve the financial plan. The BGRNC shall work in close coordination with Risk Committee to achieve effective alignment between compensation and risks.

1.4.	The BGRNC will define Key Performance Indicators (KPIs) for the Managing Director & CEO and other wholetime Directors & equivalent positions based on the financial and strategic plans approved by the Board. For other employees, para 1.7 below shall apply. Compensation will be aligned to both financial and non-financial indicators of performance including controls like risk management, compliance, customer service, stakeholder management and leadership development for the Bank.

1.5.	The BGRNC will recommend to the Board for approval of the fixed pay, perquisites, retirals, variable pay that includes cash bonus and stock option grants for the Managing Director & CEO and other wholetime Directors & equivalent positions and Senior Management Personnel. This will be subject to necessary approvals from the regulators and shareholders, wherever applicable.

1.6.	The BGRNC will approve the organisational performance norms for variable pay and assess the achievement against such norms including reviewing credit, market, liquidity risks, material operational risks and various other risks and factor in show cause notices, strictures issued and penalties levied by financial services sector regulators, if any as well as any internally identified compliance failures. The compensation shall be in compliance with all statutory requirements. Based on such assessment, the BGRNC will recommend the variable pay to the Board for approval. The BGRNC may also recommend ‘nil’ variable pay based on its assessment.

1.7.	The Executive Director responsible for Corporate Centre and Head of Human Resources will be responsible for execution of the compensation strategy, practices and plan (covering both fixed pay and variable pay) for the Bank in line with the compensation policy.

1.8.	The Executive Director responsible for Corporate Centre and Head of Human Resources will ensure that staff engaged in internal audit, compliance and risk control functions are compensated independent of business areas they oversee and the compensation of such employees is in line with rest of the Bank.

1.9.	The Head of Human Resources will present the compensation policy for review to the BGRNC annually.

2.	Effective alignment of Compensation with prudent risk taking

Fixed Pay and Variable Pay

2.1.	To ensure effective alignment of compensation with prudent risk taking, the BGRNC will take into account adherence to the risk framework in conjunction with which the financial plan/ targets have been formulated. The variable pay payout schedules will be sensitive to the time horizon of risks. The compensation budget of the Bank will be based on projected levels of business and staffing requirements, revenue generation and the desired level of cost-to-income ratios while remaining consistent with maintenance of sound capital adequacy ratio.

2.2.	The Bank will have a judicious and prudent approach to compensation and will not use compensation as the sole lever to attract and retain employees. Employee compensation will take into account a mix of external market pay and internal equity.

2.3.	The total compensation will be a prudent mix of fixed pay and variable pay. Fixed pay will include basic pay, allowances, perquisites, contribution towards superannuation/ retirals and any other form of benefits including reimbursable perquisites with monetary ceilings.

2.4.	The staff home loan policy which is a part of the perquisites included in fixed pay calculation is applicable to employees and wholetime Directors. The staff home loan policy is approved by BGRNC and Board of Directors. Terms and conditions for staff home loan is uniform for employees and wholetime Directors

2.5.	The variable compensation will be in the form of share-linked instruments or cash or a mix of cash and share-linked instruments. The share-linked instruments include ‘Employee stock options’ governed by ICICI Bank Employees Stock Option Scheme- 2000 (“Scheme 2000”) and ‘Employee stock units’ governed by ICICI Bank Employees Stock Unit Scheme – 2022 (“Scheme 2022”). In the event of instituting cash-linked Stock Appreciation Rights by the Bank after obtaining of necessary and appropriate approvals, will be treated as share-linked instruments.

The quantum of variable pay for an employee will not exceed 300% of the total fixed pay in a year. The proportion of variable pay to total compensation will be higher at senior levels and lower at junior levels. At least 50% of the compensation shall be variable for WTDs, CEO and MRTs as a design. However, they can earn lesser variable pay based on various performance criteria.

For WTDs, CEO and MRTs, the entire variable pay shall be in cash, only when share- linked instruments are not permitted by law/regulations. In cases where share linked instruments are barred by statute or regulation, variable pay will be capped at 150% of the fixed pay but shall not be less than 50% of the fixed pay. Currently, there is no bar on share-linked instruments forming part of variable pay of WTDs, CEO and MRTs.

For WTDs, CEO and MRTs, if the quantum of variable pay is up to 200% of the fixed pay, at least 50% of the variable pay will be via non-cash instruments and if it is above 200% (max up to 300%) of the fixed pay, at least 67% of the variable pay will be via non-cash instruments. A minimum of 60% of the total variable pay will be under deferral arrangement (deferment). Additionally, at least 50% of the cash component of the variable pay will be under deferment. If the cash component is under ₹25 lacs, the deferment shall not be applicable.

2.6.	The deferral period would be spread over a minimum period of three (3) years (deferment period). The frequency of vesting will be on annual basis and the first vesting shall not be before one year from the commencement of deferral period. The vesting shall be no faster than a prorata basis. Additionally, vesting will not be more frequent than on a yearly basis. In case of employee’s retirement or resignation, the variable pay (Cash) shall follow the deferment schedule of respective cash grant and the variable pay (share-linked instruments) shall be treated as defined in the Scheme 2000 or Scheme 2022, as the case maybe. In case of employee’s death or permanent disability, whole of the deferred variable pay (Cash and share-linked instruments) shall immediately vest in the employee’s successors, or the employee, as the case maybe.

Employee Stock Options

2.7.	Employee Stock Options (ESOPs/ Options) are and will be a part of the total compensation structure for Wholetime Directors, Chief Executive Officer and Material Risk takers

2.8.	ESOPs, currently governed by the Employee Stock Option Scheme- 2000 as amended from time to time of the Bank and in line with Securities and Exchange Board of India (Share Based Employee Benefits and Sweat Equity) Regulations, 2021 and other applicable regulations, aim at achieving twin objectives of aligning senior management compensation to long term shareholders’ interests and retention of employees identified as high potential. ESOPs aim at aligning senior management behaviour to long-term view of the Bank’s performance. The Bank may grant ESOPs from time to time to the Whole Time Directors, Chief Executive Officers, Material Risk takers and other employees.

2.9.	The ESOPs will be granted in accordance with the Employees Stock Option Scheme -2000, as amended from time to time, and duly approved by the BGRNC and shareholders, and this Compensation Policy.

2.10.	In terms of SEBI regulations, the revised RBI guidelines on compensation and a matter of practice, the ESOPs granted by the Bank have a minimum one year vesting period, and thereafter vesting occurs (subject to meeting prescribed vesting criteria) as per vesting schedule on an annual basis over three or more years, and follows the no faster than pro-rata basis for vesting. Given the minimum one year vesting cycle for ESOPs prior to exercise being possible, the concept of retention period is not being extended to ESOPs. Should the Bank and BGRNC consider other forms of share-linked instruments (subject to obtaining necessary and appropriate approvals), it will duly consider applying Retention Period for such other forms of share-linked instruments.

2.11.	The ESOPs are fair valued using the Black-Scholes model, and based on the last closing price of the shares of the Bank at a domestic stock exchange having highest volumes on the immediate business day prior to grant.

Employee Stock Units

2.12.	Employee Stock Units (Units), shall be governed by the Employees Stock Unit Scheme-2022 of the Bank and in line with Securities and Exchange Board of India (Share Based Employee Benefits and Sweat Equity) Regulations, 2021 and other applicable regulations, aim at achieving employee participation in the business as an active stakeholder to usher in an ‘Owner-Manager’ culture and to act as a retention mechanism, to enhance motivation of employees & to enable employee participation in long-term growth and financial success of the Bank.

2.13.	The Employee Stock Unit will be granted in accordance with Employees Stock Unit Scheme-2022, as amended from time to time, and duly approved by the BGRNC and shareholders, and this Compensation Policy.

2.14.	Employee Stock Unit will be a part of the total compensation structure for the following:

o	employees excluding Wholetime Directors, Chief Executive Officer, Key Managerial Personnel, Senior Management Personnel and Material Risk takers in the Bank.

o	all employees of the Bank’s unlisted wholly owned subsidiaries, excluding equivalent levels to Key Management Personnel, Senior Management Personnel, Material Risk Takers and wholetime Directors of the Bank, which are aligned as a key delivery engine of the Bank’s core operating franchise and in essence complement the business delivery of the Bank, including but not limited to:

•	ICICI Bank UK PLC;

•	ICICI Bank Canada;

•	ICICI Investment Management Company Limited.

2.15.	In terms of SEBI regulations, the revised RBI guidelines on compensation and a matter of practice, the Units granted by the Bank have a minimum one year vesting period, and thereafter vesting occurs (subject to meeting prescribed vesting criteria) as per vesting schedule on an annual basis over three or more years, and follows the no faster than pro-rata basis for vesting. Given the minimum one year vesting cycle for Units prior to exercise being possible, the concept of retention period is not being extended to Units. Should the Bank and BGRNC consider other forms of share-linked instruments (subject to obtaining necessary and appropriate approvals), it will duly consider applying Retention Period for such other forms of share-linked instruments.

2.16.	The Units are fair valued using the Black-Scholes model, and based on the last closing price of the shares of the Bank at a domestic stock exchange having highest volumes on the immediate business day prior to grant.

Malus and Claw back

2.17.	In the event of a reasonable evidence of deterioration in financial performance in form of drop in the Profit After Tax (PAT) from one financial year to the next by 25% or more, the BGRNC may evaluate the conditions leading to the deterioration, including changes in regulations, force majeure, market conditions, industry performance, economic social or other conditions whether in or outside the control of the Bank or any person and other relevant factors. Any material gains from sale of investment in subsidiaries which are higher than that budgeted/planned would not be included while computing movement in PAT for this purpose. In deciding to apply or not apply malus/clawback on none, part or all of the variable compensation of the previous year, BGRNC shall in its evaluation shall have due regard to principles of proportionality and of reasonable nexus between matters of ability, capability and expertise of the individual/s versus matters or events outside the control or even nexus of the individual/s to the events or situations.

2.18.	In the event of the assessed divergence in bank’s provisioning for NPAs or asset classification exceeds the prescribed threshold for public disclosure, the BGRNC may decide to apply Malus on none, part or all of the unvested deferred variable compensation for the assessment year based on the outcome of the evaluation. BGRNC shall in its evaluation shall have due regard to principles of proportionality and of reasonable nexus between matters of ability, capability and expertise of the individual/s versus matters or events outside the control or even nexus of the individual/s to the events or situations. In case the Bank’s post assessment Gross NPAs are less than 2.0%, these restrictions will apply only if criteria for public disclosure are triggered either on account of divergence in provisioning or both provisioning and asset classification. Additionally, there will be no increase in the variable pay for the said assessment year.

2.19.	Further, in the event of:

•	act of wilful or gross misconduct or neglect,

•	the commission of felony, fraud, misappropriation, embezzlement, breach of trust or an offence involving moral turpitude or breach of integrity,

•	gross or wilful insubordination, or

•	any other act detrimental to the interest of the Bank including and not restricted to violation of ICICI Group Code of Business Conduct & Ethics, violation of Framework for dealing with Conflict of Interest, violation of rules and regulations of the Bank, failure to discharge fiduciary and regulatory duties – and in respect of which the Bank would reserve the right to institute appropriate civil, criminal or other proceedings at the risks, costs and consequences of such individual’s (including employees who were transferred or deputed or resigned to join a Subsidiary/Associate Company/Holding Company), the BGRNC (in case of Wholetime Directors/ Chief executive officers/ Material risk takers) or the Disciplinary Authority/ Appellate Authority (for other employees receiving/ received deferred variable pay – cash-based variable pay and/or share-linked instruments, may decide to apply Malus and /or Clawback on part or all of the  variable  pay  including  unvested/vested/paid  deferred  variable  pay. Due process including inquiries or investigations as required and/or adherence to principles of natural justice are ensured prior to conclusion on the above events of breaches and which would form the basis of decisions. Error of judgment shall not be construed to be a breach under this policy.

Annual reporting of application of Malus and/or Clawback by the Disciplinary Authority/Appellate Authority will be made to the BGRNC for being noted.

In accordance with the revised RBI requirements, clawback in relation to share- linked instruments applies on grants made with effect from April 1, 2020 for the balance length of service/employment of the concerned person with the Bank, shall survive the resignation, retirement, early retirement or termination of the concerned person and be applied for the Deferment Period as applicable to Deferred Variable Pay in terms of this Compensation Policy. Similarly, malus in relation to share-linked instruments will apply on grants made with effect from April 1, 2020. This is in addition to and without contradicting the existing clause in the Scheme 2000 and Scheme 2022 that specifies lapsing of grants including vested stock options/ units for terminated (including terminated for cause) or exiting employees applicable for grants made in terms of the Scheme 2000/ Scheme 2022 from time to time.

In respect of Clawback for performance bonus paid, the Bank already has clawback arrangements in place effective April 2012 as per the RBI circular dated January 13, 2012. Hence, in respect of clawback of performance bonus paid, the same shall continue to be applicable from April 2012. However, in relation to bonus grants effective April 2021, clawback shall be applied for the Deferment Period as applicable to Deferred Variable Pay in terms of this Compensation Policy for the balance length of service/employment of the concerned person with the Bank and shall survive the resignation, retirement, early retirement or termination of the concerned person. For employees who receive performance linked retention pay (PLRP) along with share-linked instruments, the PLRP grants effective April 2023 or the year of receiving both PLRP & share-linked instruments (whichever is later), are subject to clawback for the Deferment Period as applicable to Deferred Variable Pay in terms of this Compensation Policy for the balance length of service/employment of the concerned person with the Bank and shall survive the resignation, retirement, early retirement or termination of the concerned person.

The Wholetime Directors/ Chief executive officers/ Material risk takers and other employees will be required to sign revised terms governing compensation (including Malus/Clawback on Variable Pay/Deferred Variable Pay). In such revised terms, the employees will agree to forfeit existing deferred cash bonus or unvested share-linked instruments with respect to grants made on/after April 1 2020 and/or return all or part of the cash bonus paid since 2012 and/or cancelling of vested Share-linked instruments and/or if the Options/Units have been exercised, return of the amount as decided by the appropriate authority as defined above with respect to grants made on/after April 1, 2020.

Due review of Securities and Exchange Board of India (Share Based Employee Benefits and Sweat Equity) Regulations, 2021 and the current Scheme 2000/ Scheme 2022 indicate that the specification of malus and/or clawback on account of being required by the revised RBI guidelines on compensation, and also that the powers of BGRNC as the compensation committee to administer, superintendence and formulate detailed terms in terms of both the SEBI regulations and the current Scheme 2000/ Scheme 2022, such specification are in adherence to and in consonance with the SEBI regulations and current Scheme 2000/ Scheme 2022. Additionally, clawback on shares acquired basis exercise of options/ units shall be as prescribed under the applicable statutory/ regulatory provisions from time to time and this compensation policy. As noted above, the Bank shall also notify to the employees who would be covered by such specification of malus and/or clawback and obtain their acceptance of terms.

While situations may arise requiring applying malus and/or clawback to employees who may have resigned, retired or taken early retirement or been terminated, the same shall be done basis the given facts and circumstances, and through due legal process for recovery of amounts adjudged for clawback or as damages suffered or as recoverable by the Bank.

U.S. Securities Regulations

2.20.	This clause 2.20 provides for the recoupment of certain Covered Compensation in the event of an accounting restatement resulting from material noncompliance with financial reporting requirements under U.S. federal securities laws in compliance with U.S. Securities Regulations. The provisions of this clause 2.20 shall be interpreted in a manner that satisfies such requirements and this Policy shall be operated accordingly. In the event that any compensation is recoverable both pursuant to this clause 2.20 and pursuant to clause 2.17, 2.18 or 2.19 of this Policy, the clause resulting in the greatest recovery to the Bank shall determine the recoverable amount. Terms used in this clause 2.20 are defined in clause 2.21 below.

2.20.1.	In the event of Financial Restatement, if the amount of any Covered Compensation exceeds the amount of the Covered Compensation that would otherwise have been Received by a Covered Executive if calculated based on the Financial Restatement, the Bank shall reasonably promptly recover from such Covered Executive the Erroneously Awarded Compensation.

2.20.2.	The Bank shall not be required to recover any Erroneously Awarded Compensation if the BGRNC (or, in the absence of such a committee, a majority of the independent directors serving on the Board) has determined that recovery of the Erroneously Awarded Compensation would be impracticable within the meaning of Section 303A.14(c)(1)(iv) of the NYSE Listed Company Manual.

2.20.3.	The Bank shall not indemnify any Covered Executive, directly or indirectly, for any losses that such Covered Executive may incur in connection with the recovery of Erroneously Awarded Compensation pursuant to this Policy, including through the payment of insurance premiums or gross-up payments.

2.20.4.	The BGRNC shall determine, in its sole discretion, the manner and timing in which any Erroneously Awarded Compensation shall be recovered from a Covered Executive in accordance with applicable law.

2.21.	For purposes of clause 2.20 and this clause 2.21, the following terms shall have the meanings set forth below.

i.	“Covered Compensation” means any variable -Based Compensation Received by any Covered Executive during the applicable Recoupment Period; provided that:

a.	Such variable -Based Compensation was Received by such Covered Executive (A) on or after October 2, 2023, (B) after he or she commenced service as an Executive Officer and (C) while the Bank had a class of securities publicly listed on a United States national securities exchange; and

b.	Such Covered Executive served as an Executive Officer at any time during the performance period applicable to such variable -based Compensation.

ii.	“Covered Executive” means any current or former Executive Officer.

iii.	“Erroneously Awarded Compensation” means an amount equal to the excess of the Covered Compensation that would otherwise have been Received if calculated based on the Financial Restatement, each calculated on a pre-tax basis and in accordance with Section 303A.14(c)(1)(iii) of the NYSE Listed Company Manual.

iv.	“Executive Officer” means the Managing Director, Whole Time Director, Chief Financial Officer and any other person that is an “Executive Officer” (as defined in Section 303A.14(e) of the NYSE Listed Company Manual).

v.	“Financial Reporting Measure” means any (i) measure that is determined and presented in accordance with the accounting principles used in preparing the Bank’s financial statements, (ii) stock price measure or (iii) total shareholder return measure (and any measures that are derived wholly or in part from any measure referenced in clause (i) above). For the avoidance of doubt, any such measure does not need to be presented within the Bank’s financial statements or included in a filing with the U.S. Securities and Exchange Commission to constitute a Financial Reporting Measure.

vi.	“Financial Restatement” means a restatement of the Bank’s financial statements due to the Bank’s material noncompliance with any financial reporting requirement under U.S. federal securities laws that is required in order to correct (i) an error in previously issued financial statements that is material to the previously issued financial statements; or (ii) an error that would result in a material misstatement if the error were (A) corrected in the current period or (B) left uncorrected in the current period. For purposes of this Policy, a Financial Restatement shall not be deemed to occur in the event of a revision of the Bank’s financial statements due to an out-of-period adjustment (i.e., when the error is immaterial to the previously issued financial statements and the correction of the error is also immaterial to the current period) or a retrospective (1) application of a change in accounting principles; (2) revision to reportable segment information due to a change in the structure of the Bank’s internal organization; (3) reclassification due to a discontinued operation; (4) application of a change in reporting entity, such as from a reorganization of entities under common control; or (5) revision for stock splits, reverse stock splits, stock dividends or other changes in capital structure.

vii.	“Variable-based Compensation” means any compensation (including, for the avoidance of doubt, any cash or equity or equity-based compensation, whether deferred or current) that is granted, earned or vested based wholly or in part upon the attainment of a Financial Reporting Measure.

viii.	“Received” means, in respect of any variable -Based Compensation, that the Financial Reporting Measure applicable to such variable -Based Compensation (or portion thereof) was attained during the fiscal period, even if the payment or grant of such variable -Based Compensation was made thereafter.

ix.	“Recoupment Period” means the three fiscal years completed immediately preceding the date of any applicable Recoupment Trigger Date, subject to any transition periods resulting from a change in fiscal year, as described in Section 303A.14(c)(1)(i)(D) of the NYSE Listed Company Manual.

x.	“Recoupment Trigger Date” means the earlier of (i) the date that the Board (or a duly authorized committee thereof or the Bank’s officer(s) authorised to take such action if Board action is not required) concludes, or reasonably should have concluded, that the Bank is required to prepare a Financial Restatement, and (ii) the date on which a court, regulator or other legally authorized body directs the Bank to prepare a Financial Restatement.

Guaranteed bonuses

2.22.	Guaranteed bonuses are not consistent with the principles of meritocracy and the Bank will not encourage any kind of guaranteed bonus. Joining or sign-on amount will occur in the context of hiring a new staff and will be limited to first year. However, grant of employee stock options will be the only form of joining amount for wholetime Directors and Material Risk Takers. Such grants will not be considered part of fixed or variable pay.

2.23.	Further, other than accrued retirement benefits (such as provident fund, super-annuation and gratuity payable on retirement) or any benefits arising under the employee early retirement scheme or any payments or benefits mandated by applicable law, no severance pay will be paid to wholetime Directors and Material Risk Takers.

Hedging

2.24.	The Bank will neither permit nor provide any facility or funds to the employees (including Directors/ Chief executive officers/ Material risk takers) to insure or hedge their compensation structure including stock options/ units to offset risk alignment effects embedded in their compensation. Due compliance measures will be instituted (including obtaining of periodic affirmations and disclosures from the employees).

Risk Control and Compliance

2.25.	The compensation of staff engaged in all control functions including Risk, Compliance and Internal Audit will depend on their performance which is based on achievement of key results of the respective functions and independent of the business areas they oversee.

Identification of Material Risk Takers

2.26.	The ‘Material Risk Takers’ of the Bank shall be defined to include the following employees, based out of India,[1] who typically have the authority to commit significantly to risk exposures jointly or individually:

•	Employees part of Key Managerial Personnel[2] and Senior Management Personnel (including but not limited to Wholetime Directors/ Chief executive officers and other Senior Employees) who are responsible for oversight of the Bank’s key business lines or Risk Management or Control & Services functions, and

•	Employees whose annual basic and supplementary allowance is at least ₹35 million.

•	Employees who are a part of Resource management shall be excluded on account of their only managing projects and not any business.

Disclosure and engagement by stakeholders

2.27.	The Bank will make necessary annual disclosures. The key disclosures required to be made are specified in Annexure.

1 Policy coverage of overseas branches will be in accordance with the regulatory requirements of the host country as well

2 Defined in Companies Act, 2013

PART – B - Compensation policy for non-executive Directors (other than part-time Non-Executive Chairman)

The remuneration payable to non-executive/independent directors (other than government Nominee Director and part-time Non-Executive Chairman) would be governed by the provisions of Banking Regulation Act, 1949, RBI guidelines issued from time to time and the provisions of Companies Act, 2013 & related rules to the extent it is not inconsistent with the provisions of the Banking Regulation Act, 1949/RBI guidelines.

Considering the above, the permitted modes of remuneration for the Non- Executive/Independent Directors (other than Government Nominee Director/ part-time Non-Executive Chairman) would be:

•	Sitting fee for attending each meeting of the committees and the Board as approved by the Board from time to time within the limits as provided under Companies Act, 2013 and related rules.

•	Fixed remuneration not exceeding ₹ 30 lakh per annum as may be approved by the Board and Shareholders from time to time and in compliance with applicable statutes/ regulations.

Following criteria shall be taken into consideration for determining the amount of fixed remuneration within the overall regulatory limit:

•	Reviewing the market practices and benchmarks;

•	Timely guidance to the Board on important policy matters of the Bank;

•	Maintenance of Independence and adherence of Corporate Governance during discussion and proceedings of Board Meetings;

•	Contribution during the meeting;

•	Informal interaction with the management; and

•	Bank being a systemically important bank;

•	Overseas operations through branches & subsidiaries;

•	Performance of the Bank; and

•	Oversight over the affairs of the subsidiaries.

All the Non-Executive/Independent Directors would be entitled to reimbursement of expenses for attending Board/Committee meetings, official visits and participation in various forums on behalf of the Bank

PART – C - Compensation policy for the part-time non-executive Chairman

The remuneration payable to the part-time non-executive Chairman would be governed by the provisions of Banking Regulation Act, 1949, RBI guidelines issued from time to time and the provisions of Companies Act, 2013 & related rules to the extent it is not inconsistent with the provisions of the Banking Regulation Act, 1949/RBI guidelines.

Considering the above, the permitted modes of remuneration for the part-time non- executive Chairman would be:

•	Such fixed payments at such periodicity as may be recommended by the Board, approved by the shareholders and approved by RBI from time to time

•	Maintaining a Chairman’s office at the Bank’s expense, bearing expenses for travel on official visits and participation in various forums (both in India and abroad) as Chairman of the Bank and bearing travel/halting/other expenses and allowances for attending to his duties as Chairman of the Bank and any other modes of remuneration as may be permitted by RBI through any circulars/guidelines as may be issued in the future.

•	Sitting fee for attending each meeting of the committees/Board as approved by the Board from time to time within the limits as provided under Companies Act, 2013 and related rules.

The part-time non-executive Chairman would be entitled to reimbursement of expenses for attending Board/Committee meetings, official visits and participation in various forums on behalf of the Bank.

The BGRNC may review the compensation policy annually in line with the strategy adopted by the Bank and changing market dynamics and the prevalent regulatory requirements.

Annexure

Disclosure requirements for remuneration as per RBI guidelines

Qualitative Disclosures

A	Information relating to the composition and mandate of the Nomination and Remuneration Committee.
B	Information relating to the design and structure of remuneration processes and the key features and objectives of remuneration policy.
C	Description of the ways in which current and future risks are taken into account in the remuneration processes. It should include the nature and type of the key measures used to take account of these risks.
D	Description of the ways in which the Bank seeks to link performance during a performance measurement period with levels of remuneration.
E	A discussion on the Bank’s policy on deferral and vesting of variable remuneration and a discussion of the Bank’s policy and criteria for adjusting deferred remuneration before vesting and after vesting.
F	Description of the different forms of variable remuneration (i.e, cash and types of shared linked instruments) that the Bank utilizes and the rationale for using these different forms.

Quantitative disclosures (WTD, CEO and Material Risk Takers)

G	Number of meetings held by the Nomination and Remuneration Committee during the financial year and remuneration paid to its members.
H

•

Number of employees having received a variable remuneration award during the financial year.

•

Number and total amount of sign-on/joining bonus made during the financial year.

•

Details of severance pay, in addition to accrued benefits, if any.

I	• Total amount of outstanding deferred remuneration, split into cash, types of share-linked instruments and other forms. • Total amount of deferred remuneration paid out during the year
J	Breakdown of amount of remuneration awards for the financial year to show fixed and variable, deferred and non-deferred.
K

•

Total amount of outstanding deferred remuneration and retained remuneration exposed to ex-post explicit and/or implicit adjustments.

•

Total amount of reductions during the financial year due to ex-post explicit adjustments.

•

Total amount of reductions during the financial year due to ex-post implicit adjustments.

L	Number of MRTs identified.
M	• Number of cases where malus has been exercised. • Number of cases where clawback has been exercised. • Number of cases where both malus and clawback have been exercised.
N	The mean pay for the bank as a whole (excluding sub-staff) and the deviation of the pay of each of its WTDs from the mean pay.